ORBIS

Warszawa , 2003-11-20

03037999

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SUPPL

SEC MAIL PROCESSING
RECEIVED
DEC 05 2003
WASH. D.C. 155 SECTION

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 32/2003.
Best regards

Andrzej Szułdrzyński
Vice-President

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa. POLSKA

Current report no 32/2003

The Management Board of "Orbis" S.A. hereby informs that it convenes an Extraordinary General Assembly of „Orbis" S.A. Shareholders to be held on December 17, 2003, at 10:00 a.m. in the Company's corporate headquarters, in the conference room of the Orbis S.A. Management Board's Office in Warsaw (Poland), at 16, Bracka street, according to the following agenda:

1. Opening of the General Assembly and election of its Chairperson;
2. Confirming that the General Assembly of Shareholders has been properly convened and that it is capable of adopting resolutions;
3. Election of the ballot counting committee;
4. Adopting resolution concerning consent for establishment of joint mortgages to secure potential claims on real property of three branches of "Orbis" S.A.;
5. Changes in the composition of the Supervisory Board;
6. Closing the General Assembly of Shareholders.

The Management Board hereby informs that participation in the General Assembly shall be conditional upon filing registered share deposit certificate with the Company at the latest one week prior to the date of the General Assembly. The registered share deposit certificates should be submitted to the Management Board's Office of Orbis S.A. at 16, Bracka street in Warsaw, Poland, room no 224 (second floor), from 9:00 a.m. till 4:00 p.m. daily, by December 9, 2003.